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                                                                    Exhibit 5(f)


                                   SCHEDULE B


         The Investment Adviser will keep and maintain the following books and records of each Schwab Fund pursuant to Rule 31a-1 under the Investment Company Act of 1940 (the "Rule"):

         a. Journals containing an itemized daily record in detail of all purchases and sales of securities, all receipts and disbursements of cash, and all other debits and credits, as required by subsection (b)(1) of the Rule;

         b. General and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(i) of the Rule;

         c. Separate ledger accounts required by subsection (b)(2)(ii) and (iii) of the Rule; and

         d. A monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

         In addition to the maintenance of the books and records specified above, the Investment Adviser will perform the following accounting services daily for each Schwab Fund:

         a. Calculate the yield;

         b. Provide the following reports:

                        (i)   a current security position report;

                       (ii) a summary report of transactions and pending maturities (including the principal, cost, and accrued interest on each portfolio security in maturity date order); and

                      (iii) a current cash position report (including cash available from portfolio sales and maturities and sales of a Portfolio's Shares less cash needed for redemptions and settlement of portfolio purchases);

         c.Such other similar services with respect to a Schwab Fund as may be reasonably requested by Trust.